Exhibit (a)(5)(v)

FOR IMMEDIATE RELEASE

CONTACT:

Warren Antler

AST Fund Solutions

212-400-2605

wantler@astfundsolutions.com

The China Fund, Inc. Announces

Final Results of Tender Offer

July 27, 2012 – The China Fund, Inc. (NYSE: CHN) (the “Fund”) announced today that, in accordance with its tender offer to purchase up to 5,662,664 of the Fund’s issued and outstanding shares of common stock, par value $0.01 (the “Shares”), which expired on July 23, 2012, the Fund has accepted 5,662,664 Shares for payment on July 27, 2012 at $23.12 per Share, which is equal to 99% of the Fund’s net asset value per Share as of the close of regular trading on the New York Stock Exchange on July 24, 2012 (the “Purchase Price”). The Fund will make prompt payment to participating stockholders of the Purchase Price for Shares accepted in the tender offer. The 5,662,664 Shares represent 25% of the Fund’s outstanding Shares as of June 15, 2012. A total of approximately 12,376,141 Shares were properly tendered and not withdrawn by July 23, 2012, the final date for withdrawals. Therefore, on a pro rated basis, approximately 44.79% of the Shares so tendered have been accepted for payment.

The Fund is a non-diversified closed-end investment company, which seeks long-term capital appreciation primarily through investments in equity securities (i) of companies for which the principal securities trading market is in China, (ii) of companies for which the principal securities trading market is outside of China, or constituting direct equity investments in companies organized outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have at least 50% of their assets, in China or (iii) constituting direct equity investments in companies organized in China. Shares of the Fund are listed on the New York Stock Exchange under the ticker symbol “CHN.”

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.